Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401221
Planta Sacos
Teléfonos (043) 401235 - 401236
Planta Bolsas
Teléfonos (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfonos (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas, june 11th , 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

dw 6/18

Letidia Level
Corporate Planning Manager
llevel@manpa.com.ve
Fax N° 58-212-901-23-17

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of Manpa]

Caracas, February 28, 2002.

Aida Lamus Valero

President of the NATIONAL SECURITIES COMMISSION

Av. Solano entre Calle San Jerónimo y Av. Los Jabillos,

Edif. Lepon, Sabana Grande.

City.-

We do hereby address you in regard to the news published yesterday May 27 by journalist Yorimar Ron Mendoza in the evening newspaper "Tal Cual", page 38, titled: "La crisis se extiende al papel: Manpa y Venepal siguen los pasos de la industria textilera y pudieran cesar sus actividades si continúan las importaciones" (*Crisis reaches paper: Manpa and Venepal follow the steps of the textile industry and may close if imports continue*), with a reference mark on first page: "MANPA Y VENEPAL A PUNTO DE CIERRE" (*Manpa and Venepal to lockout*).

Regarding Manpa, the information published does not fit reality as it can be verified by our financial results for the first quarter of 2002, reported to this Commission. In addition, Reuters news agency published on April 30, 2002 a press note with information

Although the national paper industry has experienced a severe crisis during the last years as a consequence of the disproportionate increase in imports, smuggling and the overvalued currency, we would like to stress that Manpa is a solid company, both financially and operationally.

We have experienced a reduction of 9.4% in sales volume as a consequence of some product lines: printing and writing papers and box and packaging papers are being affected by imports. To face this problem the Association of Pulp, Paper and Cardboard is currently requesting protective measures in order to protect these basic items of the national paper industry.

We believe it is our duty to clarify this misunderstanding that may confuse the stock market and lead to an artificial fall in the value of Manpa shares.

Sincerely,

Carlos Delfino Thormahlen (signed) Illegible.

Chairman of the Board of Directors.

Translator's Note: At the upper margin there is a wet seal that reads as follows: "National Securities Commission. 02 May 29 PM 2:05. FILE. RECEIVED."---------------

The foregoing is the true and exact translation of the attached document which I compared against its original IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 7th, 2002.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

Manufacturas de Papel C.A.

Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010 A Venezuela
Teléfono (02) 9012311

02 MAY 29 PM 2:05

ARCHIVO
RECIBIDO

Caracas, 28 de mayo de 2002

Doctora
Aida Lamus Valero
Presidenta de la Comisiòn Nacional de Valores
Av. Solano entre Calle San Gerònimo y Av. Los Jabillos,
Edif. Lepon, Sabana Grande.
Ciudad.-

Es grato dirigirnos a ustedes con relaciòn a la noticia publicada ayer 27 de mayo en el diario vespertino TAL CUAL, en la pàgina 38 de la periodista Yorimar Ron Mendoza **La crisis se extiende al papel : Manpa y Venepal siguen los pasos de la industria textilera y pudiera cesar sus actividades si continùan las importaciones**, con llamada en primera pàgina: MANPA Y VENEPAL A PUNTO DE CIERRE.

En relaciòn con Manpa, la informaciòn publicada no se ajusta a la realidad, como puede ser comprobado en nuestros resultados financieros del primer trimestre de 2002, reportados a esa Comisiòn. Adicionalmente, la agencia de noticias Reuters publicò el 30 de abril de 2002 una nota de prensa con informaciòn sobre estos resultados, la cual le anexo.

A pesar de que la industria papelera nacional ha experimentado en los ùltimos años una fuerte crisis, producto del incremento desmesurado de las importaciones, el contrabando y la sobrevaluaciòn de la moneda, queremos ser muy enfàticos al afirmar que Manpa es una empresa financiera y operativamente sòlida.

Hemos experimentado una disminuciòn de 9,4% en el volumen de ventas debido a que algunas lineas de productos: papeles de imprimir y escribir y papeles de envases y embalajes estàn siendo afectados por la importaciòn. Para enfrentar este problema, actualmente la Asociaciòn de Productores de Pulpa, Papel y Cartòn està solicitando una medida de salvaguardia a fin de proteger estos rubros bàsicos de la industria papelera nacional.

Consideramos nuestro deber aclarar este malentendido que pudiera confundir al mercado bursàtil y propiciar una caìda artificial en el valor de la acciòn de Manpa.

Agradecièndole su amable atenciòn, le saluda

Atentamente,

Carlos Delfino Thormählen
Presidente de la Junta Directiva